Exhibit 99.1

Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

Blue Moon Acquires the Turner Copper-Gold VMS Deposit to Further Advance its Western U.S. Critical Mineral Hub and Spoke Model

TORONTO, Ontario – September 23, 2026 – Blue Moon Metals Inc. (“Blue Moon” or the “Company”) (TSXV: MOON; NASDAQ: BMM) is pleased to announce that it has signed a definitive agreement with Gold Coast Mining Inc. (“Gold Coast”) to acquire 100% of the Turner Copper-Gold (“Turner”) deposit located in O’Brien, Oregon. Turner is a past producing volcanic massive sulphide (“VMS”) deposit located near the border between Oregon and California. The deposit type and associated metals are similar the Company’s Blue Moon Mine located near Mariposa, California (“Blue Moon Mine”), which the Company is currently advancing through the development of a ramp with underground diamond drilling ongoing into the mineralization.

Christian Kargl-Simard, CEO of Blue Moon states: “Through our screening of Western US critical metals projects, Turner clearly met our spoke requirements with potential scale, timeline and logistics to our Springer hub. There is a clear synergy with the Blue Moon Mine to unlock with nearby rail infrastructure. Turner has seen limited exploration, with the potential for a VMS camp, along with unquantified cobalt potential. We plan to aggressively explore and develop Turner with establishment of an exploration drive into the deposit including both surface and underground drilling to support metallurgical work as soon as possible.”

The Company believes that material that is extracted from Turner and the Blue Moon Mine may allow for comingling, or at least, use a similar flotation mill to produce both copper and zinc concentrates with strong precious metals credits. Additional metallurgical and engineering-related studies are required to verify if comingling is possible before it can be integrated into any future engineering report. These studies will be initiated to develop a PEA that is expected to incorporate the Blue Moon Mine and Turner with a new 1,800 tpd mill at the Company’s Springer complex in Nevada. It is expected that the extracted material from both projects will be transported primarily by rail (Figure 1), however, transportation studies are required to demonstrate viability. The Company is targeting to complete these studies by the end of 2027. In the meantime, Blue Moon will initiate permitting for exploration drilling and underground development at Turner, which is expected to take 12 to 18 months. It should be noted that the Company undertook a similar permitting methodology for the Blue Moon Mine in California. For Turner, it will be assumed that there is no processing of extracted material in Oregon.

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Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

Figure 1: Blue Moon’s Western United States Hub and Spoke Project Location Map

Turner (Copper – Gold – Zinc – Silver – Cobalt)

Turner is a Cyprus-type, VMS deposit that is located approximately 40 miles southwest of Grants Pass, Oregon near the border with California. The deposit can be potentially exploited by underground mining methods, and the project is contained within three patented mining claims, which total approximately 60 acres. An additional 574 acres of contiguous private land is also part of this transaction, as well as 15 unpatented lode mining claims.

The sulphide mineralization that comprises the deposit is hosted within primitive, ophiolitic volcanic rocks associated with sea floor volcanism in an extensional tectonic setting. Turner deposit has three distinct zones of sulphide mineralization: UHZ, MUZ, and MLZ; which are semi-tabular, stacked bodies that strike 130 degrees (southeast) and dip 35 degrees to the northeast. The known strike length of the sulphide mineralization is approximately 1000 to 1500 ft (305 to 457 metres) with a down dip extent of about 800 to 1000 ft (244 to 305 metres). The geologic continuity of the sulphide mineralization at Turner is well established through core drilling and 3D modeling of geology and structure.

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Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

In the May 17, 2010, historical PEA completed to NI 43-101 standards titled “Turner Gold Resource and Preliminary Economic Assessment” (prepared by: J.M. Marek, P.E.; B.W. Buck, R.P.G; M.D. Strickler, P.E.; S. Annavarapu, P.E.; and J.J. Moore, P.E.), there is a mineral resource estimate of 2.447 million tons of Indicated category material grading 1.25% copper, 2.79 g/t gold, 2.65% zinc, 9.64 g/t silver, and 0.05% cobalt, and 2.084 million tons of Inferred category material grading 0.99%, 2.73 g/t gold, 2.78% zinc, 19.91 g/t silver and 0.04% cobalt. The Company intends to disclose the mineral resource estimate (“MRE”), both Indicated and Inferred categories, as a historical MRE for Turner within the meaning of National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") adopted by the CIM Council on May 19, 2014. It should be noted that the non-Independent Qualified Person for the Company has not done sufficient work to verify and validate the historical MRE, meaning the Company is not treating the historical MRE as current.

Modeling for the historical MRE was developed based on exploration drilling that was completed by previous operators and it is supported by information provided from 84 drill holes, totaling 19,542 feet, completed between 1957 and 1989. The historical, 2010 NI 43-101 MRE on the project is outlined below in Table 1.

The Company believes verification of the historical mineral resource estimate is required but existing modeling provides a starting point from which to start developing the confidence in the historical mineral resource estimate. Regardless, the favorable volcanic strata hosting Turner are characterized by a precious metal enriched depositional environment that makes Turner different than many similar deposits in its peer group. As such, former operators have published some exceptional drilling results from Turner over the years, some of which are shown on a drill plan map and drill section in Figure 2 and presented in more detail in Table 2.

Resource Category	Tons (Mt)	Grade
		Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)	Co (%)	CuEq(5) (%)
Indicated	2.447	1.25	2.79	2.65	9.64	0.05	4.97
Inferred	2.084	0.99	2.73	2.78	19.91	0.04	4.80

Notes:

  Historical Mineral Resource Estimate tabulation is cited from restated filing on May 17, 2010 (originally filed November 10, 2009) historical PEA report, Green Park Capital Corp.
  The non-Independent Qualified Person for the Company has not done sufficient work to classify the historical Mineral Resource Estimate referenced herein as a current Mineral Resource Estimate and therefore the Company is not treating the historical Mineral Resource Estimate as current Mineral Resource Estimate.
  The historical Mineral Resource Estimate (MRE) was reported above a cut-off NSR value of US$52/t for Mineral Resources in the underground environment (2010) based on estimated metallurgical recoveries, assumed metal prices, and smelter terms, which include payable factors treatment charges, penalties, and refining charges; noting that the historical, 2010 Mineral Resource was estimated using the metal price assumptions: US$2.00/lb Cu, US$0.65/lb Zn, US$900/oz Au, and US$12.50/oz Ag.
  For CuEq calculation, the commodity prices were based on long term pricing from CIBC (September 2026): US$3,570/oz Au, US$5.03/lb Cu, US$1.27/lb Zn and US$ 50.17/oz of Ag. Smelter recoveries of Au 97%, Cu 95.2%, Zn 95% and Ag 77% were based on the May 2010 PEA. The formula used for the copper equivalency is CuEq= Cu% + (Au (g/t) x 1.054610) + (Ag (g/t) x 0.0117649) +(Zn % x 0.251955). Cobalt is not included in the CuEq calculation since it has not been part of any metallurgy studies at Turner.
  Mineral Resources are inclusive of Mineral Reserves, and they are not Mineral Reserves because they do not have demonstrated economic viability.
  The non-independent Qualified Person for the Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource Estimate
  Numbers may not add due to rounding.

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Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

Table 1: Historical NI 43-101 Mineral Resource Estimate (2010)

The Company’s non-Independent Qualified Person believes Turner will require, among other things: (i) additional exploration diamond drilling on the MRE and data collection including assays and lithogeochemistry; (ii) further detailed 3D modelling on mineralization controls of the deposit geological and structural settings to support future MRE updates; (iii) continued metallurgical studies for base and precious metal recovery factors, as well as ore sorting work programs; and (iv) studies to scope any future potential for underground extraction through determining optimal cut-off grades, appropriate mining methods, and necessary ground support plans. However, the non-Independent Qualified Person believes the historical MRE to be reliable and relevant to informing the advancement of future exploration targeting and infill definition drilling on Turner, since the deposit is open at depth and along strike. Insufficient work has been done to properly quantify the true exploration potential of geological host rocks around Turner.

In terms of metallurgical studies outlined in the historical 2010 PEA, it was shown that the sulphide mineralization was amenable to conventional flotation, yielding three products: 1) a copper concentrate, 2) a zinc concentrate, and 3) a gold concentrate. No metallurgical studies have been completed in respect to cobalt, albeit analyzed extensively in the drill hole database, meaning there is an opportunity for the Company requiring additional testwork.

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Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

Figure 2: Select Drill Plan of Historical Drilling and Corresponding Drill Section (A to A’) Highlighting CuEq Results

Hole ID	From (ft)	To (ft)	Interval (ft)	Cu%	Au g/t	Zn%	Ag g/t	CuEq % [4]
TAB-13 ¹	290.00	330.00	40.00	0.01	2.43	0.04	19.55	2.81
	405.00	445.00	40.00	0.01	4.55	0.00	1.09	4.82
	465.00	485.00	20.00	0.01	3.23	0.00	4.45	3.46
	890.00	920.00	30.00	0.01	2.97	0.03	37.73	3.59
	1030.00	1060.00	30.00	0.02	3.43	0.02	1.48	3.66
TAB-23 ¹	425.00	445.00	20.00	0.02	4.45	0.01	0.70	4.72
	720.00	735.00	15.00	0.00	3.63	0.00	0.70	3.84
TJM-69 ¹	256.20	415.00	158.80	0.16	1.80	2.92	22.70	3.06
TJM-69¹	625.00	665.00	40.00	0.74	3.70	0.18	3.60	4.73
TJM-82¹	921.10	985.00	63.90	1.16	4.85	2.31	7.72	6.95
TJM-73 ²	246.00	255.00	9.00	4.12	8.62	0.45	29.58	13.67
TJM-74 ²	450.00	530.00	80.00	0.90	4.00	1.84	8.18	5.68
TJM-74 ²	775.00	835.00	60.00	0.87	1.76	11.00	54.29	6.14
TJM-74 ²	879.60	813.40	33.80	2.05	8.69	1.19	8.59	11.62
TJM-75 ²	983.30	1020.00	36.70	0.88	2.24	23.01	163.55	10.96
TAB-60 ²	315.00	340.00	25.00	0.94	0.09	11.31	77.14	4.80
TAB-60 ²	360.00	370.00	10.00	3.78	9.11	0.31	10.89	13.60
TAB-60 ²	800.40	875.60	75.20	1.96	3.20	3.88	8.71	6.42

Notes:

  Information is based on historical press release from Josephine Mining Corp dated June 3, 2011, September 9, 2011, and October 6, 2011.
  Results are based on Resource update reported on the press release filed by Josephine Mining Corp dated October 24, 2012.
  No apparent true thickness was determined for intercepts, given the early-stage nature of the exploration project.
  For CuEq calculation, the commodity prices were based on long term pricing from CIBC (September 2026): US$3,570/oz Au, US$5.03/lb Cu, US$1.27/lb Zn and US$50.17/oz Ag. Smelter recoveries of Au 97%, Cu 95.2%, Zn 95% and Ag 77% were based on the May 2010 PEA. The formula used for the copper equivalency is CuEq= Cu% + (Au (g/t) x 1.054610) + (Ag (g/t) x 0.0117649) +(Zn % x 0.251955). Cobalt is not included in the CuEq calculation since it has not been part of any metallurgy studies at Turner.

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Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

Table 2: Select Historical Drill Hole Results from Turner

Transaction Terms

Blue Moon is acquiring 100% of Turner, consisting of approximately 634 acres of private land and 15 unpatented claims, subject to an existing 1.5% NSR royalty, clear of all other encumbrances for the following consideration:

a)       US$4,700,000 in cash, subject to the payment of a US$500,000 deposit on announcement;

b)       The issuance by Blue Moon to Gold Coast of 4,778,761 common shares of Blue Moon’s issued and outstanding common shares worth ~US$27 million, based on a 20-day VWAP price of US$5.65/sh, in 4 equal tranches over a 12-month period following closing, provided that the release of tranches 2 through 4 of the share consideration may be accelerated in accordance with the terms of the definitive agreement of the Transaction;

c)       Additional milestone payments in cash upon the achievement of the following:

  A cash payment in the amount of US$2,000,000 upon receiving the necessary permits to begin underground exploration and/or development of Turner;
  A cash payment in the amount of US$2,000,000 upon receiving the necessary permits to begin mining of Turner; and
  A cash payment in the amount of US$3,000,000 six months following the commencement of commercial production from Turner.

No off-takes or streams have been sold on the project. Key conditions precedent to completion of the Transaction are TSX-V approval and other items customary to an asset sale transaction. A negotiated definitive agreement has been executed by the Seller and Blue Moon on September 22, 2026, and completion is expected to occur in November 2026. This is an arms-length Transaction and no finders’ fees are being paid.

Grant of Stock Options, RSUs and DSUs

The Company has granted a total of 50,000 incentive stock options under the Company’s share compensation plan to a consultant of the Company. The stock options have an exercise price of C$8.10 per stock option and are exercisable for a period of five years from the date of grant. The stock options vest over three years with a third vesting every year and are governed by the terms and conditions of the Company’s stock option plan.

The Company has also awarded a total of 993,146 restricted share units (“RSUs”) under the Company’s share compensation plan to officers and employees of the Company. The RSUs will vest annually over a two-year period from the award date. The Company also granted a total of 268,586 deferred share units (“DSUs”) under the Company’s share compensation plan to the independent directors of the Company. The DSUs will vest upon the later of the 12 months from the grant date and the directors’ departure from the Company.

Qualified Persons

For the purposes of this news release, Jason Dunning, M.Sc., P.Geo., the Company’s General Manager Special Projects, is the designated non-Independent Qualified Person in accordance with NI 43-101, and he has reviewed and approved both the technical and scientific information of this news release.

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Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

About Blue Moon

Blue Moon is advancing 5 brownfield polymetallic projects, including the Nussir copper-gold-silver project in Norway, the NSG copper-zinc-gold-silver project in Norway, the Blue Moon zinc-gold-silver-copper project in the United States, the Springer tungsten-molybdenum project in the United States and the Apex germanium-gallium-copper project in the United States. All 5 projects are well located with existing local infrastructure including roads, power and historical infrastructure. Zinc, copper and tungsten are currently on the USGS and EU list of metals critical to the global economy and national security and germanium and gallium are also on the USGS list of critical metals. Major shareholders include Teck Resources Limited, funds managed by Oaktree Capital Management, Hartree Partners LP, Wheaton Precious Metals, Altius Minerals Corporation, Baker Steel Resources Trust, LNS and Monial. More information is available on the Company’s website (www.bluemoonmetals.com).

For further information:

Blue Moon Metals Inc.

Christian Kargl-Simard

CEO and Director

Phone: (416) 230 3440

Email: christian@bluemoonmetals.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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Date: News Release: Ticker Symbols:	September 23, 2026 26-34 TSXV: MOON; NASDAQ: BMM

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements and forward-looking information (collectively “forward-looking information”) within the meaning of applicable Canadian and United States securities laws. All statements included herein, other than statements of historical fact, may be forward-looking information and such information involves various risks and uncertainties. Forward-looking information is often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions.

Without limiting the generality of the foregoing, this news release contains forward looking information pertaining to the following: the expected benefits and synergies from the Transaction; resource estimates at Turner; continued testing, exploration, mining and advancement of the Blue Moon Mine and Turner; mineral price expectations; and other matters ancillary or incidental to the foregoing.

A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company’s current objectives, strategies and intentions to change. These risks and uncertainties include but are not limited to: the inability of Blue Moon to complete and integrate the Transaction; risks associated with the integration of Springer site; risks associated with mining operations in Oregon and Nevada; regulatory and permitting risks at the state and federal level including with respect to the development of Turner; and management’s ability to anticipate and manage the factors and risks referred to herein. A comprehensive discussion of other risks that impact Blue Moon can also be found in its public reports and filings which are available at www.sedarplus.ca and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

The forward-looking information is based on certain key expectations and assumptions made by Blue Moon’s management, including but not limited to: expectations concerning prevailing commodity prices; the ability to obtain, renew and extend permits as required; estimates of reserves and resources various sites; the integration of the Springer Mine and Mill operations; the completion and subsequent realization of expected synergies and benefits from the Transaction.

Any forward-looking information contained in this news release represents management’s current expectations and are based on information currently available to management and are subject to change after the date of this news release. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company’s future results or plans.

The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Except as required by applicable securities laws, the Company is under no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as expressly required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

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